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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: August 31, 2027 Estimated average burden hours per response....................1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39827

Viveon Health Acquisition Corp.

(Exact name of registrant as specified in its charter)

3480 Peachtree Road NE

2nd Floor - Suite #112

Atlanta, Georgia 30326

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock; Rights, each exchangeable into one-twentieth of a share of Common Stock; Units, each consisting of 1 share of common stock, 1 Warrant entitling the holder to purchase 1/2 of a share of common stock, and 1 right to receive 1/20 of a share of common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of the Units: 0

Approximate number of holders of record of the Warrants: 2

Approximate number of holders of record of the Rights: 0

Approximate number of holders of record of the shares of Common Stock: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Viveon Health Acquisition Corp.

Date:	March 13, 2025	By:	/s/ Rom Papadopoulos
		Name:	Rom Papadopoulos
		Title:	CFO